Adagio Medical Holdings, Inc.

26051 Merit Circle, Suite 102

Laguna Hills, California 92653

September 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas O’Leary

Re:	Adagio Medical Holdings, Inc.
Registration Statement on Form S-1
File No. 333-282125

Dear Mr. O’Leary:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Adagio Medical Holdings, Inc., a Delaware corporation, hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on September 19, 2024, or as soon as practicable thereafter.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ John Dahldorf
Name:	John Dahldorf
Title:	Chief Financial Officer

cc:	Michael S. Lee, Reed Smith LLP